EXHIBIT 99.2




03/CAT/26

Page 1 of 4

                             FOR IMMEDIATE RELEASE

07:00 BST, 02.00 EST 22 September 2003

For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
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Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of Corporate
 Communications

Genzyme Corporation                     BMC Communications/The Trout Group (USA)
-------------------                     ----------------------------------------
Bo Piela (media) Tel: +1 617 252 7785   Tel: +1 212 477 9007
Sally Curley (investors)                Brad Miles, ext 17 (media)
Tel: +1 617 591 7140                    Brandon Lewis, ext 15 (investors)

DeFacto Communications
----------------------
Richard Anderson Tel: +44 (0) 20 7496 3310


 CAMBRIDGE ANTIBODY TECHNOLOGY AND GENZYME CORPORATION STRENGTHEN COLLABORATION

          Genzyme making (pound)22.9 million equity investment in CAT

Cambridge, UK and Cambridge, Mass... Cambridge Antibody Technology (LSE:CAT;
NASDAQ: CATG) and Genzyme Corporation (NASDAQ: GENZ) today announce a significant strengthening and enhancement of their broad strategic alliance for the development and commercialisation of human monoclonal antibodies directed against TGF(beta).

Under an amended collaboration agreement, CAT, through its wholly-owned subsidiary Aptein, has increased its commitment to the programme by agreeing to fund fifty per cent of programme costs through to early 2006. CAT will receive an additional credit in the formula by which profits arising from the programme are apportioned between the parties, which significantly enhances CAT's position with respect to its share of profits from the programme. This agreement also amends the rights of the parties in the event of a 'change of control', giving the party not subject to the change of control the right to purchase the other's interest in the programme for fair value.

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Separately, Genzyme is making a further equity investment in CAT of approximately (pound)22.9 million through a cash purchase of 4.3 million shares. This purchase is to be effected in two tranches; an initial purchase of 1.8 million shares and a second purchase (which requires the approval of CAT shareholders) of 2.5 million shares.

Genzyme already holds 307,982 shares in CAT which were subscribed at the time of entering into the initial collaboration in September 2000; following these further subscriptions Genzyme will hold approximately 11 per cent of the enlarged issued share capital of CAT.

Henri A Termeer, chairman and chief executive of Genzyme, said, " This transaction reinforces our commitment to an exciting and very promising programme and also demonstrates our commitment to CAT, whom we value highly as a development partner. This programme is an integral component of our focus on developing therapies for immune-mediated diseases, and we are pleased to be strengthening our relationship with CAT."

Peter Chambre, chief executive of CAT, said "We are delighted to strengthen our commitment with Genzyme to the collaboration in anti TGF(beta) antibodies. In the three years that CAT and Genzyme have worked together, our mutual belief in the size of the potential opportunity has grown substantially, as has the breadth of the programme. Today's agreement enables both companies to take advantage of this growing opportunity. We welcome Genzyme's investment in CAT as a sign of their commitment to the collaboration."

Genzyme and CAT (through Aptein) entered into their original strategic alliance in September 2000. The collaboration covers all clinical indications with the exception of ophthalmic uses. Significant progress has been made over the last three years. A Phase I/II clinical trial of CAT-192 (an anti-TGF(beta)1 human monoclonal antibody) as a potential treatment for diffuse systemic sclerosis (scleroderma) has been completed and initial results from this clinical trial are expected in the fourth quarter of this year. In addition, the GC1000 series of pan specific anti-TGF(beta) human monoclonal antibodies has been developed and it is expected that a first IND will be filed with the US Food and Drug Administration in the fourth quarter







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of 2003 to initiate clinical trials in idiopathic pulmonary fibrosis with
GC-1008, one of this antibody series. It is anticipated that trials of the GC1000 series in other indications will follow.

Application will be made to the UK Listing Authority and the London Stock Exchange for the shares to be issued to Genzyme to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the initial purchase of 1.8 million shares will become effective and dealings in them commence on 25 September 2003. A circular to CAT shareholders seeking approval for the disapplication of pre-emption rights for the second subscription of 2.5 million shares will be posted shortly.

-ENDS-


Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRA(R), the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o    CAT is listed on the London Stock Exchange and on NASDAQ since June 2001.

Genzyme Corporation
o Genzyme Corporation is a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases.
o The company's broad product portfolio is focused on rare genetic disorders, renal disease, immune-mediated diseases and osteoarthritis, and also includes an industry-leading array of diagnostic products and services.
o Genzyme's commitment to innovation continues today with research into novel approaches to cancer, heart disease, and other areas of unmet medical need. Genzyme's more than 5,300 employees worldwide serve patients in more than 80 countries.







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Application of the Safe Harbor of the Private Securities Litigation Reform Act
of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") and Genzyme Corporation that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. Such forward looking statements include those regarding the completion of the second subscription of CAT ordinary shares, the time at which results from the clinical trial of CAT-192 are expected, the time at which the first IND for GC-1008 will be filed, and the conduct of clinical trials of GC-1008 for indications other that idiopathic pulmonary fibrosis. These forward looking statements are based on numerous assumptions regarding the companies' present and future business strategies and the environment in which the companies will operate in the future. Certain factors that could cause the companies actual results, performance or achievements to differ materially from those in the forward looking statements include: the results of the upcoming Extraordinary General Meeting of CAT shareholders, market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments, competition and the risks and uncertainties described in reports filed by Genzyme Corporation with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation Exhibit 99.2 to Genzyme's 2002 Annual Report on Form 10-K, as amended. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

Genzyme is a registered trademark of Genzyme Corp. All rights reserved.















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